UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2009

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated July 1, 2009
         CDC Software to Expand Its Compliance Solution Offerings through a
         Joint Venture with Softrax Corporation

1.02     Press release dated July 2, 2009
         CDC Corporation Remediates All Previously Disclosed Material
         Weaknesses in Internal Controls in Recent 20-F Filing

1.03     Press release dated July 13, 2009
         One of World's Leading Processors of Apple Products Plans To Implement
         CDC Software's CDC Factory Solution At Its Entire Plant Network To
         Help Lower Production Costs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: July 15, 2009	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated July 1, 2009 -- CDC Software to Expand Its Compliance Solution Offerings through a Joint Venture with Softrax Corporation
1.02	Press release dated July 2, 2009 -- CDC Corporation Remediates All Previously Disclosed Material Weaknesses in Internal Controls in Recent 20-F Filing
1.03	Press release dated July 13, 2009 -- One of World's Leading Processors of Apple Products Plans To Implement CDC Software's CDC Factory Solution At Its Entire Plant Network To Help Lower Production Costs